Schedule 13G for UAL Corporation

                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        Schedule 13G
                         Under the Securities Exchange Act of 1934
                                     (Amendment No. )*

                                      UAL Corporation
                                      (Name of Issuer)

                                        Common Stock
                               (Title of Class of Securities)

                                         902549500
                                       (CUSIP Number)

                                        December 31, 2000
                  (Date of Event Which Requires Filing of This Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 4 Pages

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Page 2 of 4 Pages

CUSIP NO. 902549500


(1) Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:

Marsico Capital Management, LLC 84-1434992

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)[ ]
    (b)[ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting
Person with:

(5)  Sole Voting Power                  0
(6)  Shared Voting Power                0
(7)  Sole Dispositive Power             0
(8)  Shared Dispositive Power           0
(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person     0

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

[ ]

(11) Percent of Class Represented by
     Amount in Row 9                    0

(12) Type of Reporting Person (See Instructions)

IA

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Page 3 of 4 Pages

Item 1(a) Name of Issuer:

UAL Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

1200 East Algonquin Road
Elk Grove Township, IL 60007

Item 2(a) Name of Person Filing:

Marsico Capital Management, LLC

Item 2(b) Address of Principal Business Office:

1200 17th Street
Suite 1300
Denver, CO  80202

Item 2(c) Citizenship:

Delaware

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

902549500

Item 3 If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2(b), check whether the person filing is a:

(e)  [X]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4     Ownership.

(a)  Amount Beneficially Owned:        0
(b)  Percent of Class:                 0%

Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 0 (ii) shared power to vote or to direct the vote 0 (iii)sole power to dispose or to direct the disposition of 0
(iv) shared power to dispose or to direct the disposition of 0

Page 4 of 4 Pages

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6   Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8 Identification and Classification of Members of the Group.

Not applicable

Item 9 Notice of Dissolution of Group.

Not applicable

Item 10 Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARSICO CAPITAL MANAGEMENT, LLC

February 12, 2001
Date

Signature

William J. Nelson, Compliance Officer
(303) 454-5659